 Carolina Trust BancShares, Inc. holding company for:      Investor Presentation  NASDAQ: CARTCommon Stock OfferingSpring 2018  Issuer Free Writing ProspectusDated April 16, 2018Filed Pursuant to Rule 433Registration Statement No. 333-224178

 Disclaimer  This presentation has been prepared by Carolina Trust BancShares, Inc. solely for informational purposes. This presentation has been prepared to assist interested parties in making their own evaluation of Carolina Trust BancShares, Inc. and does not purport to contain all of the information that may be relevant. In all cases, interested parties should conduct their own investigation and analysis of Carolina Trust BancShares, Inc. and the data set forth in this presentation and other information provided by or on behalf of Carolina Trust BancShares, Inc. This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities of Carolina Trust BancShares, Inc., by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation.Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of the securities of Carolina Trust BancShares, Inc. or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of Carolina Trust BancShares, Inc. after the date hereof. Carolina Trust BancShares, Inc. has filed a registration statement and a prospectus, which is preliminary and subject to completion, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents Carolina Trust BancShares, Inc. has filed with the SEC for more complete information about Carolina Trust BancShares, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Carolina Trust BancShares, Inc., any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by contacting Sandler O’Neill & Partners, L.P. at (866) 805-4128.

 Caution Regarding Forward-Looking Statements  This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those identified by the words “may,” “will,” “should,” “could,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “focused,” “plan,” “potential,” or “project” and similar expressions. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the statements, including, but not limited to: (i) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses; (ii) changes in the short-term interest rate environment; (iii) the inability of Carolina Trust Bank to maintain the historical growth rate with respect to its loans or deposits; (iv) changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments; (v) effectiveness of Carolina Trust Bank’s asset management activities in improving, resolving or liquidating lower-quality assets; (vi) increased competition with other financial institutions; (vii) adverse conditions in the national or local economies including the North Carolina market, particularly in commercial and residential real estate markets; (viii) rapid fluctuations or unanticipated changes in interest rates on loans or deposits; (ix) the results of regulatory examinations; (x) the ability to retain large, uninsured deposits; (xi) a merger or acquisition; (xii) risks of expansion into new geographic or product markets; (xiii) reduced ability to attract additional employees (or failure of such employees to cause their clients to switch their banking relationship to Carolina Trust Bank), to retain employees or otherwise to attract customers from other financial institutions; (xiv) deterioration in the valuation of other real estate owned and increased expenses associated therewith; (xv) inability to comply with regulatory capital requirements, including those resulting from changes to capital calculation methodologies and required capital maintenance levels; (xvi) risks associated with litigation, including the applicability of insurance coverage; (xvii) the vulnerability of Carolina Trust Bank’s network and online banking portals to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches; (xviii) the possibility of increased compliance costs as a result of increased regulatory oversight; (xix) the development of additional banking products for Carolina Trust Bank’s corporate and consumer clients; (xx) changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers, including regulatory or legislative developments; and (xxi) risks associated with Carolina Trust BancShares, Inc.’s outstanding indebtedness, including the risk that a deterioration in Carolina Trust BancShares, Inc.’s financial condition could adversely affect Carolina Trust BancShares, Inc.’s ability to make payments of principal and interest on borrowings and cause a default on outstanding indebtedness. Any projections of future results of operations included herein are based on a number of assumptions, many of which are outside the control of Carolina Trust BancShares, Inc. and should not be construed in any manner as a guarantee that such results will in fact occur. These projections are subject to change and could differ materially from final reported results.

 Offering Summary  Issuer  Carolina Trust BancShares, Inc.  Symbol / Exchange  CART / NASDAQ  Security  Common Stock  Offering Structure  Follow-on Public Offering  Offering Size  2.2 Million Shares (100% Primary)  Overallotment Option  15.0% (100% Primary)  Lock-Up  90 Days for Holding Company Directors and Executive Officers  Use of Proceeds  Support growth and other general corporate purposes  Sole Book-Running Manager  Sandler O'Neill + Partners, L.P.

COMPANY OVERVIEW

Company Snapshot

- **Company:** Carolina Trust BancShares, Inc. / Carolina Trust Bank
- **Ticker (Exchange):** CART (Nasdaq)
- **Headquarters:** Lincolnton, NC
- **Year Established:** 2000
- **Full Service Branches / LPOs:** 9 Branches / 1 LPO

Balance Sheet

- **Assets:** $407 Million
- **Loans:** $349 Million
- **Deposits:** $341 Million
- **Tangible Common Equity:** $29 Million
- **TCE / TA:** 7.14% [1]

Profitability

- **2017 Net Income (Excl. DTA Revaluation):** $1.34 Million [1]
- **2017 ROAA (Excl. DTA Revaluation):** 0.34% [1]
- **2017 Net Interest Margin:** 3.81%
- **NPA's / Assets:** 0.87%

Trading

- **Stock Price:** $9.14
- **Market Capitalization:** $42.6 Million
- **Price / Tangible Book:** 146.6% [1]
- **52 Week High / Low ($):** $10.00 / $6.90



9 BANKING LOCATIONS TO SERVE YOU
ASHEVILLE
HICKORY
STATESVILLE
SALISBURY
Loan Production Office
MOORESVILLE
VALE
DENVER
50 minutes to Asheville
LAKE LURE
LINCOLNTON
45 minutes to Charlotte
FOREST CITY
GASTONIA
CHARLOTTE
CONCORD

- Headquartered in Lincolnton, NC, near the center of the branch footprint
- Loans had a Compounded Annual Growth Rate ("CAGR") of 11.7% from December 31, 2013 to December 31, 2017
- Deposits had a CAGR of 10.5% from December 31, 2013 to December 31, 2017

(1) See reconciliation of non-GAAP measures in Appendix
Note: Financial data as of or for the period ended December 31, 2017; market data as of April 11, 2018

Carolina Trust BancShares, Inc.
5

ATTRACTIVE MARKET DEMOGRAPHICS

Commentary

- The markets the Bank currently operates in have a higher projected population growth than the national average
- North Carolina is consistently recognized as one of the fastest growing and most business-friendly states in the country
- Core markets are expected to have strong population and income growth.
- The greater Charlotte area provides strong growth opportunities

Market Accolades

- #7 Best Place for Business (2017)
- #3 Most Attractive Real Estate Market (2015)
- #22 Best Place to Live in the USA
- #2 Growth in Number of Small Businesses
- #9 Fastest Growing City in USA (2015)
- #1 Top Tech Momentum Market
- #9 STEM Job Growth Rate
- #1 City for Most 1-Way Moving Truck Rentals

5-Year Projected Population Growth



8.0%
6.0%
4.0%
2.0%
0.0%
4.4%
4.7%
7.2%
5.0%
3.5%
Lincoln County
Gaston County
Charlotte MSA
North Carolina
United States

Household Income Detail



5-Year Projected Growth
13.2%
10.3%
8.9%
9.0%
8.9%
$54,183
$47,704
$60,380
$51,826
$61,045
Lincoln County
Gaston County
Charlotte MSA
North Carolina
United States

Source: S&P Global Market Intelligence LC, Charlotte Chamber of Commerce, U.S. News and World Report, Forbes

Carolina Trust BancShares, Inc.
6

CAROLINA TRUST AT A GLANCE

- **Carolina Trust Bank opened December 8, 2000 in Lincolnton, NC, its headquarters**
- **Reorganized into Holding Company August 16, 2016**
  - Parent Company – **Carolina Trust BancShares, Inc.** with headquarters in Lincolnton, NC
    - Subsidiary Bank – Carolina Trust Bank
- **Leadership is well connected to industry**
  - Board/CEO/CFO experience at other and, in some cases, larger financial institutions
  - CEO serves on Charlotte advisory board of the FRB – Richmond and served as Chairman of the North Carolina Bankers Association
  - Chairman served on the North Carolina Banking Commission
- **$10 million subordinated debt issued on October 13, 2016 by the holding company to invest in the bank and redeem outstanding preferred stock of the bank**
- **Nine branches across five North Carolina counties located north and west of Charlotte**
  - Locations in Lincoln County (82,403), Gaston County (219,154) and Iredell County (176,269)
- **Experienced and talented commercial/small business bankers in each market**
- **Core banking system conversion to SilverLake in April 2017 adds flexibility in product design**
- **Online Banking / Mobile Banking / Person-to-Person payments**
- **As of December 31, 2017 the company had $407 million in assets including $349 million in loans**
  - Funded by $341 million in deposits and $24 million in FHLB advances
  - Supported by $29 million in equity and $10 million in subordinated debt

Source: S&P Global Market Intelligence

CTB Carolina Trust BancShares, Inc.

7

 Investment Highlights

CAROLINA TRUST'S LEADERSHIP TEAM

Executive Leadership

Jerry L. Ocheltree
President & Chief Executive Officer

Jerry L. Ocheltree has served as President and CEO of the Bank since January 2014 and of the Company since August 2016. Jerry has over 30 years of experience, including as the President and Chief Executive Officer of First Bancorp, previously located in Troy, North Carolina. He also held Chief Executive positions with Premier South Bank and First Virginia Bank, both of Wytheville, Virginia. In March 2016, he was appointed to a three year term on the board of directors of the Charlotte Branch of the Federal Reserve Bank of Richmond.

Edwin E. Laws
Chief Financial Officer & Executive Vice President

Edwin E. Laws, CPA and CIA, has been the CFO and Executive Vice President of the Bank since March 2016 and of the Company since August 2016. From 2010 to 2016, Mr. Laws was a Senior Vice President-Finance at First Bank. From 1997 to 2009 Mr. Laws served as CFO of Yadkin Valley Bank and of predecessors Piedmont Bank and Main Street Bankshares.

Richard M. Rager
Chief Credit Officer & Executive Vice President

Richard M. Rager has been the Chief Credit Officer and Senior VP since June 2006 and Chief Credit Officer and EVP since September 2011. From 2001 to 2006, Mr. Rager was a Vice President and senior officer in commercial real estate at Nevada State Bank in Reno, NV. From 1991 to 2001, Mr. Rager was the Senior VP and CCO at First National Bank in Roswell, NM. Mr. Rager has been in banking since 1981, including 4 years of service with the Federal Deposit Insurance Corporation.

Board of Directors

Name	Experience
Johnathan L. Rhyne Jr.	Chairman of the Board; Partner/Member in the Jonas Law Firm; appointed and served on the North Carolina State Banking Commission. Served four terms in the NC General Assembly, including service as the minority leader.
Scott Craig Davis	President of Gaston Electronics and of Gaston County Dyeing Machine Company.
Jim R. Watson	Associate Professor at University of North Carolina at Charlotte; President of WSRR Consulting; Managing Partner at Silo Investors, LLC; Retired Superintendent, Lincoln County Schools.
Jerry L. Ocheltree	President & CEO, Carolina Trust Bank and Carolina Trust BancShares, Inc.
Bryan Elliott Beal	President & CEO, Carolina Mills, Inc.
Frederick P. Spach Jr.	President and Chief Executive Officer of Carolina Brush Manufacturing Co., Gastonia, NC
Ralph N. Strayhorn III	Managing Partner of Cape Point Advisory Partners, LLC; spent the last 35 years as executive officer, board member, and consultant in community banking.

CTB Carolina Trust BancShares, Inc.
9

RECENT DEVELOPMENTS

Carolina Trust's commitment to serve its customers well, to operate in a safe and sound manner, and to prepare for future success led to the following accomplishments in 2017:

- **Completed construction and relocated Hickory, NC branch to a new building with an attractive and modern branch design in the Viewmont neighborhood**
- **Consolidated Boger City, NC branch into the Main Office in Lincolnton, NC**
- **Converted loan production office in Mooresville, NC to a full-service branch**
- **Opened a loan production office in Salisbury, NC**
- **Upgraded to a more robust core banking system to support continued loan and deposit growth**
- **Continued balance sheet growth:**

  Assets increased by 8% to $407 million

  Loans increased by 13% to $349 million

  Deposits increased by 7% to $341 million

As of March 31, 2018, Carolina Trust expects to see gross loans increase by at least 4% over gross loans as of December 31, 2017. Carolina Trust also expects to see total deposits increase by at least 8% over total deposits as of December 31, 2017 [1]

(1) The preliminary financial results above are based on Carolina Trust estimates as of the date of the prospectus and subject to the completion of Carolina Trust's procedures for finalizing its financial results for the quarter ended March 31, 2018. Accordingly, these results may change, and those changes may be material.

Carolina Trust BancShares, Inc.

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BRANCH FOOTPRINT

Commentary

- Carolina Trust Bank (the "Bank") operates 9 full-service branches across the piedmont and foothills of North Carolina
- The Bank is headquartered in Lincolnton, NC and has the #2 deposit market share with 17.2% of deposits in Lincoln County as of June 30, 2017
- Lincoln County is located approximately 30 miles northwest of Charlotte, NC – a key growth hub in the Southeast
- The Bank opened the Lake Lure and Hickory branches in 2015, the Mooresville branch in 2017, and is gaining traction in those markets
- Long-term growth strategy includes strengthening the Bank's position in current markets and expanding to contiguous markets in and around the Charlotte market



Branch Office
Lenoir
Morganton
Hickory
Newton
Statesville
Lexington
Thomasville
Salisbury
NORTH CAROLINA
Asheville
Mooresville
Davidson
Cornelius
Kannapolis
Huntersville
Concord
Albemarle
Hendersonville
Harrisburg
Shelby
Gastonia
Mount Holly
Belmont
Kings Mountain
Charlotte
Mint Hill
Matthews
Stallings
Indian Trail
Weddington
Monroe
Gaffney
Fort Mill
Rock Hill
Waxhaw
Spartanburg
Greer
Taylors

Dollar Values in Thousands

City, State	Opened	Total Deposits as of June 30, 2012	2013	2014	2015	2016	2017	YoY Deposit Growth (%)	5-Year Deposit CAGR (%)
Lincolnton, NC*	Dec-2000	111,410	98,691	96,892	127,788	145,981	139,020	(4.8)	4.5
Gastonia, NC	Jun-2004	74,442	75,754	74,955	77,532	75,215	79,390	5.6	1.3
Denver, NC	Sep-2004	28,214	29,496	26,841	29,221	40,571	30,982	(23.6)	1.9
Lincolnton, NC	Sep-2002	13,013	14,517	13,449	13,255	12,338	12,480	1.2	(0.8)
Vale, NC	May-1998	12,804	14,163	15,072	16,045	16,348	17,018	4.1	5.9
Forest City, NC	Jul-2013	-	-	3,632	5,095	14,466	17,599	21.7	-
Hickory, NC	Mar-2015	-	-	-	2,984	6,684	17,976	168.9	-
Lake Lure, NC	Mar-2015	-	-	-	4,261	11,815	11,891	0.6	-
Mooresville, NC	May-2017	-	-	-	-	-	4,881	-	-
Total		**239,883**	**232,621**	**230,841**	**276,181**	**323,418**	**331,237**	**2.4**	**6.7**

- Boger City, NC branch was consolidated into the Main Office in Lincolnton, NC during 2017

Note: Vale office acquired in 2003 and Gastonia office acquired in 2009 from another financial institution

Source: S&P Global Market Intelligence

Carolina Trust BancShares, Inc.
11

STRONG MARKET SHARE

Commentary

- Carolina Trust is the #2 bank by deposits in Lincoln County, NC
- Strong community involvement and brand recognition continue to drive franchise growth
- The Charlotte market shows great promise for business growth moving forward
- North Carolina ranked 1st by the Bureau of Economic Analysis for the State with Fastest Growing Large Economy
- The headquarters and Denver (Lake Norman) offices are both approximately 25 miles northwest of Charlotte Douglas International Airport
- Significant recent merger activity creates growth opportunities for banks

Lincoln County, NC Market Share

Institution	Rank	2017 NC Community Bank Rank [1]	2017 Number of Branches	2017 Deposits ($000)	2017 Deposit Market
First Federal Savings Bank of Lincolnton	1	1	4	311,711	26.91
Carolina Trust BancShares Inc.	2	2	4	199,500	17.22
Bank of America Corp.	3	–	2	163,633	14.13
Fifth Third Bancorp	4	–	3	151,377	13.07
Peoples Bancorp of North Carolina Inc.	5	3	3	113,906	9.83
BB&T Corp.	6	–	2	102,313	8.83
First Citizens BancShares Inc.	7	–	2	90,072	7.78
Bank of the Ozarks	8	–	1	13,369	1.15
Carter Bank & Trust	9	–	1	9,728	0.84
Woodforest Financial Group Inc.	10	–	1	2,619	0.23
		Market Total	*23*	*1,158,228*	*100.00*

Charlotte MSA Market Share

Institution	Rank	2017 NC Community Bank Rank [1]	2017 Number of Branches	2017 Deposits ($000)	2017 Deposit Market
Bank of America Corp.	1	–	61	162,433,071	74.81
Wells Fargo & Co.	2	–	87	32,626,301	15.03
BB&T Corp.	3	–	70	6,407,993	2.95
First Citizens BancShares Inc.	4	–	45	2,514,815	1.16
Fifth Third Bancorp	5	–	39	2,472,446	1.14
South State Corp.	6	–	26	1,653,801	0.76
SunTrust Banks Inc.	7	–	33	1,395,104	0.64
F.N.B. Corp.	8	–	16	749,245	0.35
Pinnacle Financial Partners Inc.	9	–	9	722,815	0.33
PNC Financial Services Group Inc.	10	–	17	655,947	0.30
Carolina Trust BancShares Inc.	17	3	6	283,771	0.13
Other Market Participants			*124*	*5,211,019*	*2.39*
		Market Total	*533*	*217,126,328*	*100.00*

(1) North Carolina headquartered banks with less than $10 billion in total assets as of June 30, 2017
Note: Deposit data as of June 30, 2017
Source: S&P Global Market Intelligence, FDIC, Charlotte Chamber of Commerce

Carolina Trust BancShares, Inc.
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OPPORTUNITY TO CONTINUE GAINING MARKET SHARE

Commentary

- Significant recent merger activity in North Carolina has facilitated customer, employee, and market share gain in key markets
  - Park National Corporation announced the acquisition of NewDominion Bank on January 23, 2018
  - TowneBank completed the acquisition of Paragon Commercial Corporation on January 26, 2018
  - Select Bancorp, Inc. completed the acquisition of Premara Financial, Inc. on December 15, 2017
  - South State Corporation completed the acquisition of Park Sterling Corporation on November 30, 2017
  - Pinnacle Financial Partners, Inc. completed the acquisition of BNC Bancorp on June 16, 2017
  - F.N.B. Corporation completed the acquisition of Yadkin Financial Corporation on March 11, 2017

2013 Charlotte MSA Market Share

	2013	
Institution	NC HQ Rank	Deposit Market Share
Bank of America Corp.	1	76.95
BB&T Corp.	2	2.57
First Citizens BancShares Inc.	3	0.67
Park Sterling Corp.	4	0.41
Yadkin Financial Corp.	5	0.29
BNC Bancorp	6	0.27
F & M Financial Corp.	7	0.21
CommunityOne Bancorp	8	0.20
First Federal Savings Bank of Lincolnton	9	0.12
NewDominion Bank	10	0.12
Carolina Trust BancShares Inc.	**11**	**0.11**
Paragon Commercial Corp.	12	0.10
Peoples Bancorp of North Carolina Inc.	13	0.09
Premara Financial Inc.	14	0.08
Aquesta Financial Holdings Inc.	15	0.08
Other Market Participants		*17.73*

2017 Charlotte MSA Market Share

	2017	
Institution	NC HQ Rank	Deposit Market Share
Bank of America Corp.	1	74.81
BB&T Corp.	2	2.95
First Citizens BancShares Inc.	3	1.16
F & M Financial Corp.	4	0.25
First Federal Savings Bank of Lincolnton	5	0.14
Carolina Trust BancShares Inc.	**6**	**0.13**
Aquesta Financial Holdings Inc.	7	0.13
Peoples Bancorp of North Carolina Inc.	8	0.10
First Bancorp	9	0.09
Uwharrie Capital Corp	10	0.09
Select Bancorp Inc.	11	0.08
BlueHarbor Bank	12	0.07
HomeTrust Bancshares Inc.	13	0.05
Fidelity BancShares (N.C.) Inc.	14	0.04
Belmont Federal S&L Association	15	0.04
Other Market Participants		*19.87*

Note: Deposit data as of June 30th of the respective year; includes banks that are headquartered in the state of North Carolina
Source: S&P Global Market Intelligence, FDIC

Carolina Trust BancShares, Inc.
13

 Strong Balance Sheet Growth    Total Assets ($M)    Gross Loans ($M)    Total Deposits ($M)  CAGR of 11.1%  CAGR of 10.5%  CAGR of 11.7%  Total assets grew at a CAGR of 11.1% from December 31, 2013 to December 31, 2017Gross loans increased by $40.2 million or 13.0% from December 31, 2016 to December 31, 2017Total deposits increased by $22.0 million or 6.9% from December 31, 2016 to December 31, 2017 Loans/Deposits ratio has consistently remained around 100% from December 31, 2013 to December 31, 2017  Commentary

   Commentary  Loan Composition (As of December 31, 2012 through December 31, 2017)   Gross loans grew at a CAGR of 11.7% from December 31, 2013 to December 31, 2017Increase in total loans outstanding of $40.2 million during the fiscal year 2017, for an annual growth rate of 13%Total 1-4 Family loans have declined from 32.9% of total loans on December 31, 2012 to 23.7% of total loans on December 31, 2017Total Commercial Real Estate (“CRE”) loans have increased from 39.3% of total loans on December 31, 2012 to 47.1% of total loans on December 31, 2017The Company is focused on increasing its Commercial & Industrial (“C&I”) loan portfolio  ($millions)  Loan Composition  Note: Reflects bank level call report dataSource: S&P Global Market Intelligence    Gross Loans ($M)  $221.5  $223.9  $244.6  $348.7  $292.4  $308.5    Yield on Earning Assets (%)  5.22%  5.06%  5.09%  4.76%  4.97%  4.62%

   Commentary  ($ millions)  Total deposits grew at 10.5% CAGR from December 31, 2013 to December 31, 2017Increase in total deposits of $22.0 million or 6.9% from December 31, 2016 to December 31, 2017Jumbo time deposits to total deposits decreased from 30.8% on December 30, 2012 to 27.6% on December 31, 2017Total transaction deposits to total deposits increased from 22.6% on December 31, 2012 to 28.1% on December 31, 2017Management continues to emphasize the importance of core deposit growth as it decreases reliance on brokered depositsBrokered deposits to total deposits have decreased from 11.2% on December 31, 2015 to 8.0% on December 31, 2017  ($ millions)  Deposit Growth  Note: Reflects bank level call report data; jumbo time deposits defined as all retail time deposits greater than $100,000Source: S&P Global Market Intelligence  Deposit Composition (As of December 31, 2012 through December 31, 2017)     Total Deposits ($M)  $223.9  $228.9  $237.2  $340.9  $284.8  $319.4    Cost of Deposits (%)  1.07%  0.83%  0.75%  0.75%  0.78%  0.79%

 Operating Performance  Return on Average Assets (%)  Return on Average Common Equity (%)  Efficiency Ratio ³ (%)  Net Interest Margin (%)  Includes reversal of deferred tax allowance of $5.4 millionExcluding DTA revaluation of $936,000 in Q4 2017; see reconciliation in AppendixEfficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income; see reconciliation in Appendix  ²  ²  ¹  ¹

 Profitability Profile   Net Interest Income  ($000 in thousands)  Non-Interest Income  ($000 in thousands)  Yield, Cost and NIM

CAPITAL ADEQUACY

Commentary

- Capital for the Bank exceeded "well-capitalized" requirements for each of the four primary capital levels monitored by state and federal regulators
- The Bank redeemed all $2.6M of outstanding preferred stock at par in December 2016 after the Company invested $8.8M in the Bank's common equity
  - Source of funds for investment in the Bank was $10M in subordinated debt that was issued in October 2016
- CRE concentration is expected to be reduced from 300.7% at December 31, 2017 to 207.2% as a result of the proposed equity offering, providing increased capacity in commercial real estate markets



Bank Level Regulatory Capital
HoldCo. Capital
Standalone
Pro Forma
As of December 31, 2017
9.22% *
13.18%
5.00%
10.10% *
14.95%
6.50%
10.10% *
14.95%
8.00%
11.08% *
15.93%
10.00%
7.14%
11.18%
Leverage Ratio
CET 1 Capital Ratio
Tier 1 Capital Ratio
Total RBC Ratio
TCE / TA ¹

(1) See reconciliation of non-GAAP measures in Appendix
* Indicates subsidiary bank ratio
Note: Assumes 5.75% underwriting fee, $366,813.50 in additional expenses, 100% of net proceeds downstreamed to bank, and 20% risk-weighted on net proceeds all for illustrative purposes

Carolina Trust BancShares, Inc.
19

 Asset Quality  Nonperforming Assets / Assets (%)  Net Loan Charge-Offs / Average Loans (%)  Loan Loss Reserves / Gross Loans (%)  Nonperforming Loans / Loans (%)

 Capital Deployment Strategies  Carolina Trust is expected to benefit from additional capital in several ways:Reduced CRE concentration provides opportunities for growthSupport continued growth of Carolina Trust franchise through continued hiring of high quality business producers and migration of high quality customers available due to merger activity in North Carolina marketsExpanded acquisition capacity for potential acquisition opportunities that may be complementary to the businessEnhance trading liquidity and diversify ownership through larger capital baseInvestment of proceeds in short-term, investment grade, interest-bearing securities

 Historical return for shareholders   Note: Market data as of April 11, 2018; total return includes reinvestment of dividends receivedSource: S&P Global Market Intelligence  Five Year Stock Price Performance Versus Index (%)  Five Year Total Shareholder Return Versus Index (%)

INVESTMENT HIGHLIGHTS

Experienced and Knowledgeable Management Team

- Experienced management team has developed strong relationships in the communities and markets served
- Leadership is well connected to industry – Board/CEO/CFO have experience at other and, in some cases, larger financial institutions

Operates in Attractive, High-Growth Markets

- Core markets are expected to have strong population and income growth. The greater Charlotte area provides strong growth opportunities
- North Carolina is recognized as one of the fastest growing and most business-friendly states in the country

Strong Balance Sheet Growth

- 11.1% total asset CAGR since year end 2013
- 11.7% total loan CAGR since year end 2013
- 10.5% total deposit CAGR since year end 2013

Improving Profitability

- If the Q4 2017 DTA revaluation were excluded, 2017 net income to common shareholders would have been $1.34 million[1], which would have been a $141,000 increase, or 12%, over the comparable 2016 amount
- Stable net interest margin of 3.81% in 2017, an increase of 1 basis point from 3.80% in 2016
- Ability to leverage current infrastructure to drive profitability

Improving Asset Quality

- Continued improvement in nonperforming and classified loan categories has allowed the bank to reduce the balance of its overall allowance for loan and lease losses during the fiscal years 2016 and 2017
- NPA's / Assets decreased 17 basis points to 0.87% at year end 2017 as compared to 1.04% at year end 2016

(1) See reconciliation of non-GAAP measures in Appendix

Carolina Trust BancShares, Inc.

23

Appendix

 Financial Highlights  See pages following pages for reconciliation of non-GAAP financial measuresIndicates subsidiary bank ratio

 Source: S&P Global Market Intelligence, Company Documents  Surveying our Markets

 Reconciliation of Non-GAAP Measures  On pages 5 and 19, the presentation refers to TCE / TA as 7.14% and on page 5, the presentation refers to Price / Tangible Book as 146.6% as of April 11, 2018. The components of these non-GAAP ratios are shown below:

 On page 17, the presentation includes a graph of Efficiency Ratios for the years ended December 31, 2013 through 2017. The Efficiency Ratio is calculated by dividing noninterest expense by the sum of net interest income and noninterest income. The components of this non-GAAP ratio are shown below:   Reconciliation of Non-GAAP Measures

 Reconciliation of Non-GAAP Measures  On page 25, the presentation includes Tangible Book Value Per Share as of December 31, 2013 through 2017. Tangible book value per share is calculated by dividing tangible common equity by the number of common shares outstanding. The components of this non-GAAP ratio are shown below:

 Reconciliation of Non-GAAP Measures  On page 25, the presentation includes Tangible Common Equity / Tangible Assets as of December 31, 2013 through 2017. The components of this non-GAAP ratio are shown below:

 Reconciliation of Non-GAAP Measures  In certain places, this presentation includes 2017 ROAA excluding the DTA revaluation in Q4 2017 and 2017 ROACE excluding the DTA revaluation in Q4 2017. The components of these measures are shown below:

 Reconciliation of Non-GAAP Measures  On slide 25, this presentation includes 2017 Basic Net Income Per Share excluding the DTA revaluation in Q4 2017. The components of these measures are shown below: